SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 6)

Advanced Medical Optics, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

                                                                                        ________00763M108_________
(CUSIP Number)

Peter D. Goldstein
GAMCO Investors, Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-7732
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

______________________ January 12, 2009________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  .

CUSIP No.  00763M108
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Funds, LLC I.D. No. 13-4044523
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 2,404,567 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 2,404,567 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 2,404,567 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 3.92%
14	Type of reporting person (SEE INSTRUCTIONS) IA

CUSIP No.  00763M108
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Asset Management Inc. I.D. No. 13-4044521
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 6,195,606 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 6,433,706 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 6,433,706 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 10.49%
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No. 00763M108
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) MJG Associates, Inc. I.D. No. 06-1304269
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Client Funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Connecticut
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 25,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 25,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 25,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.04%
14	Type of reporting person (SEE INSTRUCTIONS) CO

CUSIP No. 00763M108
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Securities, Inc. I.D. No. 13-3379374
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC; 00-Client Funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 279,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 279,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 279,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.45%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO, IA

CUSIP No. 00763M108
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Foundation, Inc. I.D. No. 94-2975159
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization NV
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 20,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 20,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 20,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.03%
14	Type of reporting person (SEE INSTRUCTIONS) 00-Private Foundation

CUSIP No. 00763M108
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GGCP, Inc. I.D. No. 13-3056041
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power None (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power None (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 00763M108
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Investors, Inc. I.D. No. 13-4007862
Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 73,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 73,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 73,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.12%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 00763M108
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Mario J. Gabelli
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) Funds of Private Entities
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization USA
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 8,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 8,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 8,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.01%
14	Type of reporting person (SEE INSTRUCTIONS) IN

Item 1.                                Security and Issuer
This Amendment No. 6 to Schedule 13D on the Common Stock of Advanced Medical Optics, Inc. (the “Issuer”) is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the “Schedule 13D”) which was originally filed on August 29, 2007.  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 2.                                Identity and Background
This statement is being filed by Mario J. Gabelli (“Mario Gabelli”) and various entities which he directly or indirectly controls or for which he acts as chief investment officer.  These entities engage in various aspects of the securities business, primarily as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, and as general partner of various private investment partnerships.  Certain of these entities may also make investments for their own accounts.
The foregoing persons in the aggregate often own beneficially more than 5% of a class of a particular issuer.  Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive.  In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.
(a), (b) and (c) - This statement is being filed by one or more of the following persons: GGCP, Inc.  (“GGCP”), GAMCO Investors, Inc. (“GBL”), Gabelli Funds, LLC (“Gabelli Funds”), GAMCO Asset Management Inc. (“GAMCO”), Teton Advisors, Inc. (“Teton Advisors”), Gabelli Securities, Inc. (“GSI”), Gabelli & Company, Inc. (“Gabelli & Company”), MJG Associates, Inc. (“MJG Associates”), Gabelli Foundation, Inc. (“Foundation”),  and Mario Gabelli.  Those of the foregoing persons signing this Schedule 13D are hereafter referred to as the “Reporting Persons”.
GGCP makes investments for its own account and is the controlling shareholder of GBL.  GBL, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including those named below.
GAMCO, a wholly-owned subsidiary of GBL, is an investment adviser registered under the Investment Advisers Act of 1940, as amended (“Advisers Act”).  GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.
GSI, a majority-owned subsidiary of GBL, is an investment adviser registered under the Advisers Act and serves as a general partner or investment manager to limited partnerships and offshore investment companies.  As a part of its business, GSI may purchase or sell securities for its own account.  It is the immediate parent of Gabelli & Company. GSI is the general partner or investment manager of a number of funds or partnerships, including Gabelli Associates Fund, Gabelli Associates Fund II, Gabelli Associates Limited, ALCE Partners, L.P., and Gabelli Multimedia Partners, L.P.  GSI and Marc Gabelli own 45% and 55%, respectively, of Gabelli Securities International Limited (“GSIL”). GSIL provides investment advisory services to offshore funds and accounts.   GSIL is an investment advisor of Gabelli International Gold Fund Limited, Gabelli European Partners, Ltd., and Gabelli Global Partners, Ltd.
Gabelli & Company, a wholly-owned subsidiary of GSI, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended (“1934 Act”), which as a part of its business regularly purchases and sells securities for its own account.
Gabelli Funds, a wholly owned subsidiary of GBL, is a limited liability company. Gabelli Funds is an investment adviser registered under the Advisers Act which presently provides discretionary managed account services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The GAMCO Growth Fund, The Gabelli Convertible and Income Securities Fund Inc., The Gabelli Value Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The GAMCO Global Telecommunications Fund, GAMCO Gold Fund, Inc., The Gabelli Global Multimedia Trust Inc., The GAMCO Global Convertible Securities Fund, Gabelli Capital Asset Fund, GAMCO International Growth Fund, Inc., The GAMCO Global Growth Fund, The Gabelli Utility Trust, The GAMCO Global Opportunity Fund, The Gabelli Utilities Fund, The Gabelli Blue Chip Value Fund, The GAMCO Mathers Fund, The Gabelli Woodland Small Cap Value Fund, The Comstock Capital Value Fund, The Comstock Strategy Fund, The Gabelli Dividend and Income Trust, The Gabelli Global Utility & Income Trust, The Gabelli Global Gold, Natural Resources, & Income Trust, The Gabelli Global Deal Fund, Gabelli Enterprise M&A Fund, The Gabelli SRI Fund, Inc. and The Gabelli Healthcare & Wellness Rx Trust (collectively, the “Funds”), which are registered investment companies.
GBL is the largest shareholder of Teton Advisors, an investment adviser registered under the Advisers Act, which provides discretionary advisory services to The GAMCO Westwood Mighty Mitessm Fund, The GAMCO Westwood Income Fund , The GAMCO Westwood Small Cap Fund and BB Micro-Cap Growth Fund.
MJG Associates provides advisory services to private investment partnerships and offshore funds.  Mario Gabelli is the sole shareholder, director and employee of MJG Associates.   MJG Associates is the Investment Manager of Gabelli International Limited, Gabelli International II Limited and Gabelli Fund, LDC.  Mario J. Gabelli is the general partner of Gabelli Performance Partnership, LP.
The Foundation is a private foundation.  Mario Gabelli is the Chairman, a Trustee and the
Investment Manager of the Foundation. Elisa Gabelli Wilson is the President of the Foundation.
Mario Gabelli is the majority stockholder, Chief Executive Officer and a director of GGCP and Chairman and Chief Executive Officer of GBL.
The Reporting Persons do not admit that they constitute a group.
GBL, GAMCO, and Gabelli & Company are New York corporations and GSI and Teton Advisors are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580. GGCP is a New York corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830. Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580.  MJG Associates is a Connecticut corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830.  The Foundation is a Nevada corporation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501.
For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, “Covered Persons”), reference is made to Schedule I annexed hereto and incorporated herein by reference.
(f) - Reference is made to Schedule I hereto.

Item 3.                                Source and Amount of Funds or Other Consideration
Item 3 to Schedule 13D is amended, in pertinent part, as follows:
The Reporting Persons used an aggregate of approximately $56,602,699 to purchase the additional Securities reported as beneficially owned in Item 5 since the most recent filing on Schedule 13D. GAMCO and Gabelli Funds used approximately $27,978,569 and $22,255,301, respectively, of funds that were provided through the accounts of certain of their investment advisory clients (and, in the case of some of such accounts at GAMCO, may be through borrowings from client margin accounts) in order to purchase the additional Securities for such clients.  GSI used approximately $5,495,584 of client funds to purchase the additional Securities reported by it. MJG Associates used approximately $185,669 of client funds to purchase the additional Securities reported by it. GBL used approximately $404,590 of working capital to purchase the additional Securities reported by it.  Foundation used approximately $282,986 of funds of a private entity to purchase the additional Securities reported by it.

Item 5.                                Interest In Securities Of The Issuer
Item 5 to Schedule 13D is amended, in pertinent part, as follows:
(a) The aggregate number and percentage of Securities to which this Schedule 13D relates is 9,243,273 shares, representing 15.06% of the 61,337,008 shares outstanding.  This latter number of shares is arrived at by adding the number of shares reported in the Issuer’s most recent Form 10-Q for the quarterly period ended September  26, 2008 (61,281,853) to the number of shares which would be receivable by the Reporting Persons if they were to convert all of the Issuer’s 3.25% Convertible Subordinated Debentures, the 2.50% Convertible Subordinated Debentures and the 1.375% Convertible Subordination Debentures held by them into the Common Stock of the Issuer (55,155 shares).  The Reporting Persons beneficially own those Securities as follows:

Name	Shares of Common Stock	% of Class of Common	Shares of Common Stock Converted	% of Common Stock Converted
Gabelli Funds	2,361,172	3.85%	2,404,567	3.92%
GAMCO	6,421,946	10.48%	6,433,706	10.49%
MJG Associates	25,000	0.04%	25,000	0.04%
GSI	279,000	0.46%	279,000	0.45%
Foundation	20,000	0.03%	20,000	0.03%
GBL	73,000	0.12%	73,000	0.12%
Mario Gabelli	8,000	0.01%	8,000	0.01%

Mario Gabelli is deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons.  GSI is deemed to have beneficial ownership of the Securities owned beneficially by Gabelli & Company.  GBL and GGCP are deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons other than Mario Gabelli and the Foundation.
(b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that (i) GAMCO does not have the authority to vote 238,100 of its reported shares,  (ii) with respect to the 350,000 shares of Common Stock owned by the Gabelli ABC Fund, the 110,000 shares held by the Gabelli Capital Asset Fund,  the 159,000 shares held by the Gabelli Asset Fund, the 105,000 shares held by the Gabelli Enterprise M&A Fund, the 370,000 shares held by the Gabelli Global Deal Fund, the 25,469 shares held by the Gabelli Dividend & Income Trust,  the 180,000 shares held by the Gabelli Equity Income Fund , the 150,000 shares held by the Gabelli Equity Trust, the 50,000 shares held by the Gabelli Healthcare & Wellness Trust, the 769,923 shares held by the Gabelli Small Cap Growth Fund, the 30,000 shares held by the GAMCO Global Convertible Securities Fund, the 1,600 shares held by the Gabelli SRI Mutual Fund, and the 60,000 shares held by the Gabelli Value Fund, the proxy voting committee of each such Fund has taken and exercises in its sole discretion the entire voting power and sole dispositive power with respect to the shares held by such Funds, (iii) at any time, the Proxy Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such fund under special  circumstances such as regulatory considerations, and (iv) the power of Mario Gabelli, GBL, and GGCP is indirect with respect to Securities beneficially owned directly by other Reporting Persons.
(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.
(e) Not applicable.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:                      January 13, 2009

MARIO J. GABELLI
GGCP, INC.
GABELLI FOUNDATION
MJG ASSOCIATES, INC.
GABELLI SECURITIES, INC.
                GABELLI FUNDS, LLC
GAMCO ASSET MANAGEMENT INC
GAMCO INVESTORS, INC.

          By:/s/ Douglas R. Jamieson
          Douglas R. Jamieson
          Attorney-in-Fact for Mario J. Gabelli, Gabelli Foundation
   & MJG Associates, Inc.
          President, Gabelli Securities, Inc.
          Director – GGCP, Inc.
                                                                                          President & Chief Operating Officer of the sole member of
                        Gabelli Funds, LLC.
                                                                                          President – GAMCO Asset Management Inc.
                    President & Chief Operating Officer – GAMCO  Investors, Inc.

                  Schedule I
                         Information with Respect to Executive
                    Officers and Directors of the Undersigned
Schedule I to Schedule 13D is amended, in pertinent part, as follows:

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.  Unless otherwise specified, the principal employer of each such individual is GAMCO Asset Management Inc., Gabelli Funds, LLC, Gabelli Securities, Inc., Gabelli & Company, Inc., Teton Advisors, Inc., or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States.  To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) of this Schedule 13D.

GGCP, Inc. Directors:
Vincent J. Amabile Mario J. Gabelli
Business Consultant

Chief Executive Officer of GGCP, Inc., and Chairman & Chief Executive Officer of GAMCO Investors, Inc.; Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.

Marc J. Gabelli	Chairman of The LGL Group, Inc.
Matthew R. Gabelli	Vice President – Trading Gabelli & Company, Inc. One Corporate Center Rye, New York 10580
Charles C. Baum Douglas R. Jamieson	Secretary & Treasurer United Holdings Co., Inc. 2545 Wilkens Avenue Baltimore, MD 21223 See below
Joseph R. Rindler, Jr.	Account Executive for GAMCO Asset Management Inc.
Fredric V. Salerno	Chairman; Former Vice Chairman and Chief Financial Officer Verizon Communications
Vincent Capurso	Vice President Taxes, Barnes & Noble, Inc.
Vincent S. Tese	Former Director GAMCO Investors, Inc.
Michael Gabelli	Director

Officers:
Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer
Michael G. Chieco	Chief Financial Officer, Secretary

GAMCO Investors, Inc. Directors:
Edwin L. Artzt Raymond C. Avansino Richard L. Bready

Former Chairman and Chief Executive Officer
Procter & Gamble Company
900 Adams Crossing
Cincinnati, OH 45202

Chairman & Chief Executive Officer
E.L. Wiegand Foundation
Reno, NV 89501

Chairman and Chief Executive Officer
Nortek, Inc.
50 Kennedy Plaza
Providence, RI 02903

Mario J. Gabelli John D. Gabelli	See above Senior Vice President

Eugene R. McGrath	Former Chairman and Chief Executive Officer Consolidated Edison, Inc.
Robert S. Prather	President & Chief Operating Officer Gray Television, Inc. 4370 Peachtree Road, NE Atlanta, GA 30319
Officers:
Mario J. Gabelli	Chairman and Chief Executive Officer
Douglas R. Jamieson Henry G. Van der Eb Jeffrey M. Farber Christopher Michailoff	President and Chief Operating Officer Senior Vice President Executive Vice President and Chief Financial Officer Acting Secretary

GAMCO Asset Management Inc. Directors:
Douglas R. Jamieson Regina M. Pitaro William S. Selby
Officers:
Mario J. Gabelli	Chief Investment Officer – Value Portfolios

Douglas R. Jamieson Jeffrey M. Farber Chistopher J. Michailoff	President Chief Financial Officer General Counsel and Secretary
Gabelli Funds, LLC Officers:
Mario J. Gabelli	Chief Investment Officer – Value Portfolios
Bruce N. Alpert	Executive Vice President and Chief Operating Officer
Agnes Mullady	Vice President and President Closed-End Fund Division
Teton Advisors, Inc. Directors:
Bruce N. Alpert Douglas R. Jamieson Nicholas F. Galluccio Alfred W. Fiore Edward T. Tokar	See above See above Chief Executive Officer and President See below Beacon Trust Senior Managing Director 333 Main Street Madison, NJ 07940
Officers:
Bruce N. Alpert Nicholas F. Galluccio Jeffrey M. Farber	Chairman See above Chief Financial Officer

Gabelli Securities, Inc.
Directors:
Robert W. Blake	President of W. R. Blake & Sons, Inc. 196-20 Northern Boulevard Flushing, NY 11358
Douglas G. DeVivo	General Partner of ALCE Partners, L.P. One First Street, Suite 16 Los Altos, CA 94022
Douglas R. Jamieson	President

Officers:
Douglas R. Jamieson Christopher J. Michailoff Kieran Caterina	See above Secretary Chief Financial Officer
Gabelli & Company, Inc. Directors:
James G. Webster, III	Chairman & Interim President
Irene Smolicz	Senior Trader Gabelli & Company, Inc.
Officers:
James G. Webster, III	See Above
Bruce N. Alpert Diane M. LaPointe	Vice President - Mutual Funds Controller/Financial and Operations Principal

SCHEDULE II
INFORMATION WITH RESPECT TO
TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)
SHARES PURCHASED AVERAGE
DATE SOLD(-) PRICE(2)

COMMON STOCK-ADVANCED MEDICAL OPTICS

GABELLI FOUNDATION
1/12/09 12,000 21.6400
12/26/08 4,000 5.8263
MARIO J. GABELLI
12/29/08 11,000- 6.0615
12/26/08 3,000- 6.0005
12/24/08 3,000- 5.6358
12/23/08 2,500- 5.8164
12/22/08 2,500- 5.8756
12/22/08 7,000- 5.8445
12/19/08 3,000- 6.0170
12/19/08 3,000 6.0170
12/19/08 3,000- 6.0170
GAMCO INVESTORS, INC.
1/12/09 38,800- 21.7000
1/12/09 50,000 21.6053
1/06/09 3,800 6.8868
1/05/09 5,000 7.0000
12/30/08 30,000 6.1218
12/12/08 10,000- 5.5478
12/12/08 10,000 5.5428
12/11/08 10,000- 5.7921
12/11/08 10,000 5.7871
12/08/08 1,000 5.9440
11/26/08 1,000 5.7130
11/24/08 19,000- 4.1284
GABELLI SECURITIES, INC.
12/29/08 4,000- 6.0697
11/25/08 3,000- 5.2400
11/25/08 6,200- 5.1400
GABELLI ASSOCIATES LIMITED
1/12/09 56,500 21.6121
1/12/09 15,000 21.6406
GABELLI ASSOCIATES FUND II
1/12/09 6,500 21.6121
GABELLI ASSOCIATES FUND
1/12/09 35,000 21.6406
1/12/09 137,000 21.6121
GABELLI EUROPEAN PARTNERS, LTD
1/12/09 2,000 21.5050
ALCE PARTNERS
1/12/09 5,000 21.6667
MJG ASSOCIATES, INC.
GABELLI INTERNATIONAL II LIMITED
12/31/08 2,500- 6.7220
11/19/08 700- 5.4900
GABELLI INTERNATIONAL LIMITED
1/12/09 5,000 21.6667
GABELLI FUND, LDC
1/12/09 5,000 21.6667
12/01/08 2,000- 5.1755
GAMCO ASSET MANAGEMENT INC.
1/12/09 100,000 21.5400
1/12/09 29,800 21.6349
1/12/09 904,700 21.6621
1/12/09 2,000 21.6199
1/12/09 37,800 21.6497
1/12/09 2,900 21.6492
1/12/09 500 21.6483
1/12/09 20,200 21.6425
1/12/09 500 21.6499
1/12/09 15,300 21.6500
1/12/09 1,300 21.6400
1/12/09 200 21.6393
1/12/09 9,000 21.6200
1/12/09 20,000 21.7589
1/12/09 2,500 21.5200
1/12/09 20,000 21.7500
1/12/09 500 21.5300
1/12/09 3,500 21.5405
1/12/09 1,500 21.5984
1/12/09 1,000 21.6000
1/12/09 20,000 21.6989
1/12/09 2,300 21.6346
1/12/09 6,000 21.6033
1/12/09 18,000 21.6900
1/12/09 3,000 21.6890
1/12/09 3,000 21.6100
1/12/09 1,500- 21.6600
1/12/09 2,000 21.6800
1/12/09 900 21.6180
1/12/09 3,600 21.6722
1/12/09 2,000 21.6192
1/12/09 8,000 21.6349
1/12/09 24,700 21.6300
1/09/09 1,200- *DO
1/08/09 2,000 8.2995
1/08/09 2,000 8.2828
1/07/09 6,000 7.7083
1/07/09 200 8.0700
1/06/09 400- 7.4300
1/06/09 5,000 7.8874
1/06/09 2,500 7.4804
1/06/09 800 7.3438
1/05/09 17,000 6.8968
1/05/09 300- *DO
1/05/09 5,000- 6.9434
1/05/09 5,000 6.7700
1/02/09 2,000 6.5756
1/02/09 23,000 6.8807
1/02/09 3,000- 6.8483
12/31/08 15,000 6.6373
12/31/08 1,460- 6.5277
12/30/08 300- 6.0920
12/30/08 6,700- 6.0867
12/29/08 1,300- 6.1700
12/29/08 500 6.1600
12/29/08 7,800- 6.0783
12/26/08 4,600- 5.7450
12/26/08 4,000 5.9499
12/26/08 11,500 5.8379
12/24/08 3,000- 5.6186
12/24/08 9,100- 5.6539
12/23/08 6,100- 5.9069
12/23/08 500- 5.9980
12/23/08 500- 6.0000
12/23/08 500 5.8391
12/23/08 400 5.8800
12/23/08 15,400 5.8745
12/22/08 1,400 6.3000
12/22/08 20,000 6.1543
12/22/08 5,000 5.9943
12/22/08 23,800 6.0273
12/22/08 11,900- 5.7359
12/22/08 200- 5.8922
12/22/08 300- 5.9100
12/22/08 500- 5.9900
12/19/08 18,300- 6.0034
12/19/08 300- 6.0000
12/19/08 8,300 6.0206
12/18/08 1,000 5.9600
12/18/08 19,700- 5.9528
12/18/08 300- 5.9320
12/18/08 10,000 5.9840
12/18/08 4,000 5.9478
12/18/08 1,000 5.9900
12/18/08 10,400 5.9595
12/18/08 3,000 5.9500
12/17/08 4,700 5.9888
12/17/08 5,000 5.8800
12/17/08 3,000- 5.9800
12/17/08 5,000 5.8750
12/17/08 1,000 5.8900
12/17/08 4,000- 6.0000
12/17/08 19,347- 5.9569
12/17/08 1,000- 5.9410
12/16/08 26,600- 5.8664
12/16/08 300- 5.6600
12/16/08 11,000 5.8524
12/15/08 4,600- 5.5291
12/15/08 22,100- 5.4557
12/15/08 2,300- 5.8500
12/12/08 1,300- 5.4730
12/12/08 200 5.3370
12/12/08 3,300- 5.5170
12/12/08 300- 5.5600
12/12/08 20,500- 5.6269
12/11/08 1,000- 5.8301
12/11/08 3,500- 5.5874
12/11/08 400- *DO
12/11/08 700- 5.7918
12/10/08 800- 5.7500
12/10/08 1,000- 5.6500
12/10/08 3,500- 5.7000
12/10/08 4,200- 5.6433
12/09/08 500- 5.8800
12/09/08 13,850- 5.5635
12/09/08 3,500- 5.9500
12/08/08 500 5.9763
12/08/08 17,000 5.9388
12/08/08 500- 5.9125
12/08/08 1,000 6.0000
12/08/08 500- 5.9738
12/08/08 5,000 5.8000
12/08/08 5,000 5.8000
12/08/08 10,600- 5.8871
12/08/08 1,000 5.9500
12/05/08 3,500- 5.4671
12/05/08 400- 5.7300
12/05/08 500- 5.4232
12/04/08 300 5.7899
12/04/08 500- 5.8300
12/04/08 1,300- 5.8785
12/03/08 500- 5.4610
12/03/08 1,000 5.9500
12/03/08 3,900 5.6913
12/03/08 1,000- 5.8227
12/02/08 2,000- 5.1350
12/02/08 3,000 5.6100
12/02/08 1,000- 5.0608
12/02/08 9,100- 5.5156
12/02/08 1,000- 5.2850
12/01/08 1,000 5.4190
12/01/08 10,000 5.4538
12/01/08 180- *DO
12/01/08 6,500 5.3762
12/01/08 26,400- 5.0403
11/28/08 5,500- 5.8555
11/28/08 4,000 5.7949
11/28/08 31,400 5.8593
11/28/08 5,000 5.7883
11/26/08 2,000 5.4275
11/26/08 13,300 5.3868
11/26/08 2,300- 5.6257
11/26/08 1,800- 5.3000
11/26/08 2,000 5.6663
11/26/08 300- 5.6700
11/26/08 1,500 5.3968
11/25/08 3,000 5.0983
11/25/08 300 4.9600
11/25/08 17,100- 5.0912
11/25/08 1,000- 4.9506
11/25/08 6,000- 5.2637
11/25/08 300- 4.9600
11/25/08 300- 4.8600
11/25/08 2,000- 5.2000
11/25/08 500- 5.0000
11/25/08 9,300 5.0700
11/24/08 51,200 4.5136
11/24/08 12,000 4.1821
11/24/08 1,000 4.4080
11/24/08 2,500- 4.5000
11/24/08 500- 4.4500
11/24/08 17,300- 4.5632
11/24/08 600- 4.5700
11/24/08 2,000- 4.6200
11/24/08 12,000 4.5439
11/24/08 2,100- 4.6203
11/24/08 300- 4.2700
11/24/08 600- 4.6416
11/24/08 1,000 4.1500
11/24/08 500 4.3192
11/24/08 500 4.4700
11/21/08 300 5.0600
11/21/08 500- 4.7718
11/21/08 200- 3.9626
11/21/08 200 4.0176
11/21/08 8,000- 4.0058
11/21/08 3,000 4.3713
11/21/08 14,300 4.1925
11/21/08 2,000 4.0387
11/21/08 3,300- 4.0400
11/21/08 11,100- 4.2365
11/21/08 10,716- 4.2691
11/20/08 9,000 5.2400
11/20/08 1,000- 5.2208
11/20/08 1,000 4.8800
11/20/08 1,100- *DO
11/20/08 500 5.5680
11/20/08 4,000 5.4395
11/20/08 9,600- 5.0465
11/19/08 500 5.6128
11/19/08 1,500 5.4656
11/19/08 200- 5.9100
11/19/08 1,000 5.4660
11/19/08 500 5.6628
11/19/08 2,000 5.8795
11/19/08 7,100 5.6718
11/19/08 2,600- 5.4600
11/18/08 16,000- 5.8414
11/18/08 5,000 5.6600
11/18/08 2,000 5.8500
11/18/08 2,000 5.9110
11/18/08 1,000- *DO
11/18/08 2,000 5.9300
11/17/08 4,000 5.8278
11/17/08 2,000 5.8800
11/17/08 1,000 5.8692
11/17/08 800- 5.9000
11/17/08 5,000- 5.9468
11/17/08 300- 5.9800
11/17/08 300- 6.0000
11/17/08 1,000 5.8278
11/17/08 400- 5.8844
11/17/08 800- 5.8800
11/17/08 20,800 5.9527
11/14/08 200- 5.6150
GGCP, INC.
12/30/08 7,000- 6.0739
GABELLI FUNDS, LLC.
THE GABELLI SRI FUND INC.
12/29/08 1,400- 6.0286
GABELLI VALUE FUND
12/26/08 5,000- 5.9592
12/24/08 5,000- 5.6320
12/18/08 6,000- 5.9400
12/15/08 10,000- 5.4472
12/11/08 4,000- 5.7650
GABELLI SMALL CAP GROWTH FUND
1/12/09 100,000 21.5400
1/12/09 121,600 21.6349
12/30/08 48,323 5.9753
12/26/08 10,000 6.0480
11/20/08 10,000 5.3690
11/18/08 10,000 5.7600
GABELLI HEALTHCARE & WELLNESS RX TRUST
1/12/09 20,000 21.5899
1/12/09 10,000 21.6349
1/08/09 5,000 8.7882
1/05/09 1,000 6.7160
11/28/08 2,000 5.7883
11/21/08 2,000 4.0455
GABELLI EQUITY TRUST
1/12/09 15,000 21.6349
12/30/08 5,000- 6.0745
12/23/08 20,000- 5.6792
GABELLI EQUITY INCOME FUND
12/26/08 10,000 6.0600
12/08/08 15,000 5.8567
GABELLI DIVIDEND & INCOME TRUST
12/29/08 15,000- 6.0607
11/24/08 649 4.1500
THE GABELLI GLOBAL DEAL FUND
1/12/09 370,000 21.6349
GABELLI ASSET FUND
1/12/09 17,600 21.6349
12/22/08 3,600- 5.8771
11/19/08 10,000 5.9168
GABELLI ENTERPRISE M&A FUND
12/01/08 2,000 5.4538
GABELLI CAPITAL ASSET FUND
12/08/08 10,000- 5.9556
GABELLI ABC FUND
1/12/09 338,000 21.6349
12/26/08 5,000- 5.9592
12/22/08 3,000- 5.7383
12/19/08 4,000- 5.9350
12/18/08 6,000- 5.9438

(1) UNLESS OTHERWISE INDICATED, ALL TRANSACTIONS WERE EFFECTED
ON THE NYSE.

(2) PRICE EXCLUDES COMMISSION.

(*) RESULTS IN CHANGE OF DISPOSITIVE POWER AND BENEFICIAL OWNERSHIP.